UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

RINKER GROUP LIMITED
(Name of Subject Company)

RINKER GROUP LIMITED
(Name of Person(s) Filing Statement)

Ordinary Shares
American Depositary Shares, each representing the right to receive five Ordinary Shares
(Title of Class of Securities)

Ordinary Shares (ISIN: AU000000RIN3)
American Depositary Shares (CUSIP: 76687M101)
(CUSIP Number of Class of Securities)

Peter Abraham

General Counsel & Company Secretary, Rinker Group Limited

Level 8, Tower B, 799 Pacific Highway

Chatswood NSW 2067, Australia

+61 2 9412 6600

WITH COPIES TO:

Philip T. Ruegger III, Esq.

Alan M. Klein, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

☐                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Rinker Group Limited (“Rinker”) with the Securities and Exchange Commission on November 28, 2006 (as amended, the “Statement”) relating to the offer by CEMEX Australia Pty Ltd., a corporation incorporated under the laws of Australia and a wholly owned subsidiary of CEMEX, S.A.B. de. C.V., to purchase all of the ordinary shares of Rinker including Rinker’s American Depositary Shares which each represent the right to receive five Rinker Shares.

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 9.                                                               Exhibits.

Item 9 is amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(1)	Target's Statement, dated November 29, 2006 (amended for typographical errors)

(a)(7)	Communication by Rinker Group Limited (incorporated by reference to Rinker Group Limited's Schedule 14D-9C filed with the Securities and Exchange Commission on November 2, 2006)

(a)(8)

Letter to Rinker Group Limited shareholders, dated November 2, 2006 (incorporated by reference to Rinker Group Limited's Schedule 14D-9C filed with the Securities and Exchange Commission on November 2, 2006)

(a)(9)	Letter to Australian Stock Exchange, dated November 6, 2006 (incorporated by reference to Rinker Group Limited's Schedule 14D-9C filed with the Securities and Exchange Commission on November 6, 2006)

(a)(10)	Rinker Group Limited Investor Presentation, dated November 29, 2006

(a)(11)	Transcript of the Rinker Group Limited Investor Presentation Conference Call held on November 29, 2006

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2006	RINKER GROUP LIMITED.

	By:	/s/ Thomas Burmeister

		Name:	Thomas Burmeister
		Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)	Target's Statement, dated November 29, 2006 (amended for typographical errors)

(a)(7)	Communication by Rinker Group Limited (incorporated by reference to Rinker Group Limited's Schedule 14D-9C filed with the Securities and Exchange Commission on November 2, 2006)

(a)(8)

Letter to Rinker Group Limited shareholders, dated November 2, 2006 (incorporated by reference to Rinker Group Limited's Schedule 14D-9C filed with the Securities and Exchange Commission on November 2, 2006)

(a)(9)	Letter to Australian Stock Exchange, dated November 6, 2006 (incorporated by reference to Rinker Group Limited's Schedule 14D-9C filed with the Securities and Exchange Commission on November 6, 2006)

(a)(10)	Rinker Group Limited Investor Presentation, dated November 29, 2006

(a)(11)	Transcript of the Rinker Group Limited Investor Presentation Conference Call held on November 29, 2006